UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-14930

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒   Form 40-F ☐

This Report on Form 6-K is hereby incorporated by reference in the following HSBC Holdings plc registration statement: file number 333-277306

HSBC Holdings plc (the “Registrant”) hereby incorporates by reference the following exhibits to this report on Form 6-K into its registration statement: file number 333-277306.

Exhibit No.	Description of Document

4.1	Fortieth Supplemental Indenture to the Senior Securities Indenture, dated August 14, 2026.

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special US counsel to the Registrant, dated August 14, 2026.

5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special English counsel to the Registrant, dated August 14, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

Date: August 14, 2026	By:	/s/ James Murphy
	Name:	James Murphy
	Title:	Global Head of Markets Treasury

[Signature Page to Form 6-K]